Exhibit 99.13
Exhibit B

Summary of Principal Terms and Conditions for

Amendments to Master Confirmations for Physically Settled Power Transactions; Confirmation
 for Physically Settled Power Post-2014; Conforming Changes to the Operating Agreement

October 26, 2010

CECG (as defined below), EDFT (as defined below), Constellation Energy Nuclear Group, LLC and the Nuclear Generation Subsidiaries (as defined below) will negotiate in good faith the definitive documentation to effect the transactions set forth in this Summary and to enter into such agreements as of the Closing.

Defined Terms:
All capitalized terms not otherwise defined herein shall have the meaning ascribed to such terms in the series of Master Confirmations for Physically Settled Power Transactions, each dated as of November 6, 2009, between each of Calvert Cliffs Nuclear Power Plant, LLC, R.E. Ginna Nuclear Power Plant, LLC and Nine Mile Point Nuclear Station, LLC, (the “Nuclear Generation Subsidiaries”) on the one hand, and each of Constellation Energy Commodities Group, Inc. (“CECG”) and EDF Trading North America, LLC (“EDFT”), on the other hand (collectively, the “Original Master Confirmations”).

Energy Volumes under the Original Master Confirmations:	The Energy volumes under each of the Original Master Confirmations shall not be amended by this amendment.

Original Master Confirmation Term:	The term of the Original Master Confirmations shall expire on December 31, 2014, and shall not be extended.

Credit Profile under the Original Master Confirmations to which CECG is a Party:
The definition of “Buyer Exposure Event” in each of the Original Master Confirmations to which CECG is a party shall be modified to delete the reference to the $100 million Fixed Product Exposure.  The credit rating downgrade trigger pertaining to Constellation Energy Group, Inc. set forth in such definition shall remain in effect.

Pricing (for energy purchased by both CECG and EDFT under Original Master Confirmations):
All remaining Monthly Energy Hedge Transactions to be put in place after November 1, 2010, between CENG and each of CECG and EDFT under the Original Master Confirmations, for energy to be delivered through the end of 2014, shall reflect Unit Contingent Pricing (as defined below) instead of the Hedge Payment pricing currently applicable to Monthly Energy Hedge Transactions.
 “Unit Contingent Pricing” shall mean that the Hedge Payment shall be determined using a 4% discount to the pricing mechanisms for Monthly Energy Hedge Transactions set forth in the Original Master Confirmations.  The energy subject to Unit Contingent Pricing shall be delivered on a “Unit Firm Energy” basis (as such term is defined in the Original Master Confirmations).
Fixed-price, firm volume hedges that previously have been executed under the Original Master Confirmation shall remain in place at their current pricing.  Output from the Nuclear Units shall be applied first to satisfy such fixed-price, firm volume hedges and, after such satisfaction has been accomplished, applied to satisfy any “Unit Firm Energy” hedges.
CENG will retain the obligation to promptly share with both CECG and EDFT all relevant information, including outage or potential outage information and other information as currently required to be disclosed to both CECG and EDFT in the Original Master Confirmations and the Power Services Agency Agreement between each of the Nuclear Generation Subsidiaries and CECG dated as of November 6, 2009 (the “Power Services Agency Agreement”), simultaneously and in an open and transparent manner.

Post 2014 Volumes:
Commencing January 1, 2015, and extending until the complete and permanent cessation of power generation by the applicable Nuclear Unit (and any improvements and modifications thereto),  CECG shall purchase 50.01% and EDFT shall purchase 49.99% of the physical volumes generated by each Nuclear Unit on a day-ahead, Unit-Firm Energy basis delivered at the busbar of the applicable Nuclear Unit pursuant to a new Confirmation under the 1992 ISDA Master Agreements between each of the Nuclear Generation Subsidiaries, on the one hand, and each of CECG and EDFT, on the other hand (each, a “Post-2014 Confirmation”).  This pricing under each Post-2014 Confirmation shall use the current Energy Payment formula for Contingent Product under the applicable Original Master Confirmation and include “Payment Terms,” “FallBack Reference Price,” “Additional Events of Default,” “Non-Product Proceeds,” “Communications; Monitoring,” “Books and Records,” and “Change in Market Rules” provisions and related defined terms that are consistent with such provisions and terms in the Original Master Confirmations.   The CENG  guarantee with respect to the obligations under the Original Master Confirmations shall be extended beyond 2014 to cover the extended purchase and sale obligations described in this paragraph.  The EDF Trading Limited guaranties delivered to each Nuclear Generation Subsidiary will not be required beyond 2014, and the Schedule to the 1992 ISDA Master Agreements between each Nuclear Generation Subsidiary, on the one hand, and EDFT, on the other hand, will be amended to delete EDF Trading Limited as a “Credit Support Provider.”
CENG will retain the obligation to promptly share with both CECG and EDFT all relevant information, including outage or potential outage information and other information as currently required to be disclosed to both CECG and EDFT in the Original Master Confirmations and the Power Services Agency Agreement simultaneously and in an open and transparent manner.

Amendments to Operating Agreement
The CENG Operating Agreement will be modified to reflect the terms of this Summary, including the following changes:
- to conform Exhibit D “Risk Profile Guidelines” to this Summary by (i) changing the initial target hedge ratio for Year 1 from 95% to 100%, (ii) changing the references to “Fixed Product” in “Hedging Strategy” to “Hedged Quantity” which term is defined to include both current fixed-price hedges and “Unit Contingent Pricing” hedges, and (iii)  modifying CENG’s hedging policy to indicate that no hedges will be put in place for energy delivered after 2014; and
- to delete Section 7.2(j)(xxix).

CENG Actions:
Each of EDF Inc., formerly known as EDF Development Inc., and Constellation Nuclear, LLC shall cause the directors of Constellation Energy Nuclear Group, LLC appointed by each of them to approve the enactment of resolutions to approve the agreements and actions described in this Summary and to take all necessary steps as the sole member of each of the Nuclear Generation Subsidiaries to cause such entities to approve the agreements and actions described in this Summary.

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